Item 7 Exhibit 12 Statements Re: Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years 2001 through 1997, on the basis of parent company operations only, are as follows:

	For the Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollar Amounts in Millions)

Net income	$194.2	$348.9	$228.0	$211.2	$164.7
Taxes based on income	130.9	352.9	142.6	131.0	97.5

Income before taxes	325.1	701.8	370.6	342.2	262.2

Fixed charges:
Interest charges	112.5	170.1	156.1	151.8	146.7
Interest factor in rentals	23.4	23.2	23.4	23.8	23.6

Total fixed charges	135.9	193.3	179.5	175.6	170.3

Income before income taxes and fixed charges	$461.0	$895.1	$550.1	$517.8	$432.5

Coverage of fixed charges	3.39	4.63	3.06	2.95	2.54

Preferred dividend requirements, including redemption premium	$5.0	$5.5	$8.9	$18.0	$16.5

Ratio of pre-tax income to net income	1.67	2.01	1.63	1.62	1.59

Preferred dividend factor	$8.4	$11.1	$14.5	$29.2	$26.2

Total fixed charges and preferred dividends	$144.3	$204.4	$194.0	$204.8	$196.5

Coverage of combined fixed charges and preferred dividends	3.20	4.38	2.84	2.53	2.20

Item Exhibit Statements Re: Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years 2001 through 1997, on a consolidated basis, are as follows:

	For the Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollar Amounts in Millions)

Net income	$192.3	$369.1	$256.7	$234.8	$179.8
Taxes based on income	83.5	341.2	114.5	122.3	65.6

Income before taxes	275.8	710.3	371.2	357.1	245.4

Fixed charges:
Interest charges	166.4	230.7	208.7	208.6	216.1
Interest factor in rentals	23.8	23.6	23.8	24.0	23.7

Total fixed charges	190.2	254.3	232.5	232.6	239.8

Competitive operations capitalized interest	(2.7)	(3.9)	(1.8)	(0.6)	(0.5)

Income before income taxes and fixed charges	$463.3	$960.7	$601.9	$589.1	$484.7

Coverage of fixed charges	2.44	3.78	2.59	2.53	2.02

Preferred dividend requirements, including redemption premium	$5.0	$5.5	$8.9	$18.0	$16.5

Ratio of pre-tax income to net income	1.43	1.92	1.45	1.52	1.36

Preferred dividend factor	$7.2	$10.6	$12.9	$27.4	$22.4

Total fixed charges and preferred dividends	$197.4	$264.9	$245.4	$260.0	$262.2

Coverage of combined fixed charges and preferred dividends	2.35	3.63	2.45	2.27	1.85